Prospectus Supplement No. 2 to Prospectus dated February 24, 2004

Registration No. 333-112360 Filed Pursuant to Rule 424(b)(3)

Adept Technology, Inc.

Supplement No. 2

To

Prospectus Dated February 24, 2004

This is a Supplement to Adept Technology, Inc.’s Prospectus, dated February 24, 2004, with respect to the offer and sale of up to 22,740,816 shares of Adept common stock or interests in Adept common stock, by the selling securityholders listed in the prospectus or their transferees. This Supplement amends and supplements certain information contained in the Prospectus about Adept and the selling securityholders. We encourage you to read this Supplement carefully with the Prospectus.

Adept Technology, Inc. provides intelligent flexible automation products and services for assembly and material handling applications to our customers in many industries. This customer industry mix varies considerably from period to period due to a variety of market and economic factors. Our customers integrate our comprehensive product portfolio of high performance automation components and application development software to deliver production solutions that meet increasingly complex and demanding manufacturing requirements. Our broad range of standard high-performance high-reliability automation products reduces the time and cost for our customers’ to design, engineer and launch new products into high-volume production. Adept’s commitment to long-term product service and support reduces the total cost of ownership of our products. We make available regular product upgrades that incorporate the latest technology advances, providing our customers with maximum manufacturing flexibility and ease of automation redeployment as they reconfigure their factories to produce new products. Our product range currently includes integrated real-time vision and multi-axis motion controls, machine vision systems and software, application development software, industrial robots, linear modules, and other flexible automation equipment. In recent years, we have expanded our robot product lines and developed advanced software and sensing technologies that enable robots to perform a wider range of functions.

Adept’s management team includes Robert Bucher, its Chairman and CEO, Robert Strickland, its Vice President of Finance and CFO, Matt Murphy, VP Operations & Product Development, John Dulchinos, VP of Robotics, Lee Blake, VP of Customer Service, and Gordon Deans, VP of Business Development and Adept Canada.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this Supplement and the Prospectus or determined if this Supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement is June 21, 2004.

CURRENT REPORT ON FORM 8-K

On June 15, 2004, we filed with the Securities and Exchange Commission a Current Report on Form 8-K, announcing our new Vice President of Finance and Chief Financial Officer, Robert Strickland.

A copy of our Current Report on Form 8-K filed June 15, 2004 is being provided to you along with this Supplement.

Information about documents that have been incorporated by reference into the Prospectus is included in the section of the Prospectus captioned “Where You Can Find More Information About Us.”

SELLING SECURITYHOLDERS

The table under the caption “Selling Securityholders” beginning on page 23 of the Prospectus is hereby supplemented and amended to update information as to the beneficial ownership of our outstanding shares of common stock as of June 14, 2004 by each of the selling securityholders, and as adjusted to reflect the sale of the shares in this offering. Certain of our selling securityholders have purchased additional shares of our common stock. As a result, the number of shares of common stock beneficially owned by such selling securityholders has increased. In addition, warrants representing 5,555,560 shares of our common stock purchased in our 2003 financing became exercisable on May 18, 2004. Because the Warrant Shares may now be acquired by the selling securityholders, they are now included in the “Shares of Common Stock Beneficially Owned”. As of June 14, 2004, approximately 29,915,745 shares or our common stock were outstanding.

The information under the heading “Shares of Common Stock Beneficially Owned” is determined in accordance with the rules of the SEC, and includes voting and investment power with respect to shares. Shares of common stock subject to options, warrants, or issuable upon conversion of convertible securities currently exercisable or exercisable within 60 days from June 14, 2004 are deemed outstanding for computing the percentage ownership of the person holding the options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person.

	Shares of Common Stock Beneficially Owned			Warrant Shares (1)	Number of Shares Being Offered	Shares of Common Stock Beneficially Owned After the Offering
Selling securityholders	Number		Percent (2)	Number	Number	Number	Percent
Jon D. Gruber and Linda W. Gruber (3)(10)	350,133		1.2%	111,111	333,333	16,800	*
J. Patterson McBaine (4)(10)	415,033		1.4%	111,111	333,333	81,700	*
Lagunitas Partners, L.P. (5)(10)	2,223,799		7.3%	666,666	1,999,999	223,800	*
Gruber & McBaine International (6)(10)	746,866		2.8%	222,222	666,666	80,200	*
Special Situations Fund III, L.P. (7)(11)	5,000,100		15.8%	1,666,700	5,000,100	0	0%
Special Situations Cayman Fund, LP (7)(11)	1,666,650		5.5%	555,550	1,666,650	0	0%
Special Situations Private Equity Fund, LP (7)(11)	3,333,300		10.7%	1,111,100	3,333,300	0	0%
Special Situations Technology Fund, L.P. (7)(11)	550,050		1.8%	183,350	550,050	0	0%
Special Situations Technology Fund II, L.P. (7)(11)	2,783,250		9.0%	927,750	2,783,250	0	0%
JDS Uniphase Corporation	3,074,135	(8)	9.3%	0	3,074,135	0	0%
Tri-Valley Campus I, LLC	3,000,000	(9)	9.1%	0	3,000,000	0	0%

*	Less than 1%.

This table is based upon information supplied by the selling securityholders and Schedules 13D and 13G filed with the SEC.

(1)	Warrant Shares include shares of common stock which selling securityholders have the right to acquire through the exercise of warrants issued in the 2003 financing.

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(2)	Applicable percentage of ownership for JDS Uniphase Corporation is based on 29,915,745 shares of common stock outstanding as of June 14, 2004. The number of shares outstanding for the calculation of percentage of ownership for Tri-Valley includes shares of common stock for which Tri-Valley has the right to acquire beneficial ownership through conversion of a convertible subordinated note issued by Adept to Tri-Valley on August 6, 2003. See Note 9 below for more information regarding Tri-Valley. The number of shares outstanding for the calculation of percentage of ownership for all selling securityholders other than JDS Uniphase Corporation and Tri-Valley includes the Warrant Shares each of the selling securityholders has the right to acquire upon any exercise of such selling securityholder’s Warrants.

(3)	“Shares of Common Stock Beneficially Owned” includes 222,222 shares of common stock purchased in the 2003 financing and 111,111 Warrant Shares, both covered by this prospectus, plus 16,800 shares of common stock otherwise owned by Jon D. Gruber and Linda W. Gruber not covered by this prospectus. Jon D. Gruber and Linda W. Gruber may also be deemed to indirectly beneficially own the 2,081,777 shares of common stock collectively owned by Lagunitas Partners, L.P., and Gruber and McBaine International, of which 1,777,777 shares were purchased in the 2003 financing and are covered by this prospectus, plus the 888,888 Warrant Shares collectively beneficially owned by Lagunitas Partners, L.P., and Gruber and McBaine International and covered by this prospectus, plus 162,400 shares of common stock collectively owned by certain other accounts managed by Gruber & McBaine Capital Management, LLC, plus 4,500 shares of common stock that are owned by certain accounts managed by Jon D. Gruber or that are owned by family members of Jon D.Gruber and Linda W. Gruber, which were not purchased in the 2003 financing and are not covered by this prospectus. See Note 10 below for more information regarding Jon D. Gruber and Linda W. Gruber’s affiliation with Gruber and McBaine Capital Management, LLC and its affiliates. The “Number of Shares Being Offered” includes 222,222 shares of common stock purchased in the 2003 financing and 111,111 Warrant Shares.

(4)	“Shares of Common Stock Beneficially Owned” includes 222,222 shares of common stock purchased in the 2003 financing and 111,111 Warrant Shares, both covered by this prospectus, plus 81,700 shares of common stock otherwise owned by J. Patterson McBaine not covered by this prospectus, . J. Patterson McBaine may also be deemed to indirectly beneficially own the 2,081,777 shares collectively owned by Lagunitas Partners, L.P., and Gruber and McBaine International, of which 1,777,777 shares were purchased in the 2003 financing and are covered by this prospectus, plus the 888,888 Warrant Shares collectively beneficially owned by Lagunitas Partners, L.P., and Gruber and McBaine International and covered by this prospectus plus 162,400 shares of common stock collectively owned by certain other accounts managed by Gruber & McBaine Capital Management, LLC, plus 1,500 shares of common stock owned by an account managed by J. Patterson McBaine which were not purchased in the 2003 financing and are not covered by this prospectus. See Note 10 below for more information regarding J. Patterson McBaine’s affiliation with Gruber and McBaine Capital Management, LLC. The “Number of Shares Being Offered” includes 222,222 shares of common stock purchased in the 2003 financing and 111,111 Warrant Shares.

(5)	“Shares of Common Stock Beneficially Owned” includes 1,333,333 shares of common stock purchased in the 2003 financing and 666,666 Warrant Shares, both covered by this prospectus, plus 223,800 shares of common stock otherwise owned by Lagunitas Partners, LP not covered by this prospectus. The “Number of Shares Being Offered” includes 1,333,333 shares of common stock purchased in the 2003 financing and 666,666 Warrant Shares. See also Note 10 below.

(6)	“Shares of Common Stock Beneficially Owned” includes 444,444 shares of common stock purchased in the 2003 financing and 222,222 Warrant Shares, both covered by this prospectus, plus 80,200 shares of common stock otherwise owned by Gruber & McBaine International not covered by this prospectus, and does not include Warrant Shares. The “Number of Shares Being Offered” includes 444,444 shares of common stock purchased in the 2003 financing and 222,222 Warrant Shares. See also Note 10 below.

(7)	“Shares of Common Stock Beneficially Owned” includes shares of common stock purchased in the 2003 financing and Warrant Shares. Both “Shares of Common Stock Beneficially Owned” and the “Number of Shares Being Offered” include for Special Situations Fund III, L.P., 3,333,400 shares and 1,666,700 Warrant Shares, for Special Situations Cayman Fund, LP, 1,111,100 shares and 555,550 Warrant Shares, for Special Situations Private Equity Fund, LP, 2,222,200 shares and 1,111,100 Warrant Shares, for Special Situations Technology Fund, L.P., 366,700 shares and 183,350 Warrant Shares, and for Special Situations Technology Fund II, L.P., 1,855,500 shares and 927,750 Warrant Shares.

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(8)	Includes shares of common stock issued pursuant to the JDSU Agreement, upon conversion of Adept convertible preferred stock. The JDSU Agreement terminates rights and obligations, including certain board observer rights and voting agreements previously held by JDSU under the Securities Purchase and Investor Rights Agreement, dated as of October 22, 2001, between JDSU and Adept, as well as a promissory note dated October 30, 2002 issued by Adept in favor of JDSU.

(9)	Reflects beneficial ownership of 3,000,000 shares of Adept common stock which Tri-Valley has the right to acquire upon conversion of a three year, $3,000,000 convertible subordinated note issued by Adept in favor of Tri-Valley on August 6, 2003, bearing an interest rate of 6.0% and a right to convert into common stock at an exercise price of $1.00 per share. Under the terms of the convertible subordinated note, Tri-Valley may elect at any time to convert all or any part of the outstanding principal balance of the convertible subordinated note into shares of Adept common stock and the resulting shares carry certain rights, including piggyback registration rights, participation rights and co-sale rights in equity sales by Adept. The principal balance of the convertible subordinated note is $3,000,000, convertible into 3,000,000 shares of Adept common stock if Tri-Valley were to elect to convert 100% of the principal balance into Adept common stock. Adept may elect to convert interest owing under the convertible subordinated note into common stock. To the knowledge of Adept, Tri-Valley does not have ownership of any outstanding shares of common stock at this time and currently has no voting power or dispositive power over any outstanding shares of Adept common stock. Upon any election by Tri-Valley to convert amounts owing under the convertible subordinated note into shares of common stock, Tri-Valley may be deemed to have sole voting power over the common stock issued pursuant to the conversion and sole dispositive power over the common stock issued pursuant to the conversion. In addition, Tri-Valley is wholly owned by its managing member, Tri-Valley Technology Park LLC, referred to as TVTP. By reason of its position as managing member of Tri-Valley, TVTP may be deemed to have beneficial ownership of, and sole voting power and sole dispositive power over the common stock issued pursuant to any election by Tri-Valley to convert amounts owing under the convertible subordinated note. John T. Kontrabecki and Lehman Brothers Holdings, Inc., a public entity, by reason of their indirect interest in TVTP have shared voting and shared dispositive power over the common stock issued pursuant to any election by Tri-Valley to convert amounts owing under the convertible subordinated note. Mr. Kontrabecki disclaims beneficial ownership over any such stock, however, except to the extent of his indirect pecuniary interest therein. Lehman Brothers Holdings, Inc. likewise disclaims beneficial ownership over any such stock except to the extent of its pecuniary interest therein.

(10)	Gruber & McBaine Capital Management, LLC is the general partner of Lagunitas Partners, L.P. and the investment advisor to Gruber & McBaine International. Jon D. Gruber and J. Patterson McBaine are managers of Gruber & McBaine Capital Management, LLC, and they and Eric B. Swergold are portfolio managers for Gruber & McBaine Capital Management, LLC. Gruber & McBaine Capital Management, LLC has discretionary investment power over the portfolio securities held by Lagunitas Partners, L.P. and Gruber & McBaine International, and over the portfolio securities of certain other accounts managed by Gruber & McBaine Capital Management, LLC which collectively hold 162,400 shares of Adept’s common stock, including the power to vote such securities. Each of Jon D. Gruber and J. Patterson McBaine disclaims beneficial ownership of securities with respect to which indirect beneficial ownership is reported, except to the extent of his respective pro rata pecuniary interest therein. The address of each of Lagunitas Partners, L.P., Gruber & McBaine International, Jon D. Gruber, and J. Patterson McBaine is c/o Gruber & McBaine Capital Management, LLC, 50 Osgood Place, San Francisco, California 94133. The information contained in this table is derived from information provided by each of Lagunitas Partners, L.P., Gruber & McBaine International, Jon D. Gruber, and J. Patterson McBaine.

(11)	MGP Advisors Limited “MGP”) is the general partner of Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP and the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. SST Advisers, L.L.C. is the general partner of and investment adviser to the Special Situations Technology Fund, L.P. and the Special Situations Technology Fund II, L.P. MG Advisers, L.L.C. is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, SSTA, AWM and MG and are principally responsible for the selection, acquisition and disposition of the portfolio securities by each investment adviser on behalf of its fund.

Prospectus Supplement dated June 21, 2004.

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